 Exhibit 10.1 Letter Agreement by and between ISCO International, Inc. and Gary Berger, dated as of May 28, 2008

Dear Gary,

We are delighted to extend you an offer to join ISCO International (“ISCO” or the “Company”) as Chief Financial Officer and Corporate Secretary, reporting to Gordon Reichard, Jr., Chief Executive Officer.  In this letter I would like to present the terms of your employment with ISCO.

Your starting salary will be $160,000 per year, earned and paid on ISCO’s regular payroll cycle.  Employees are paid bi-weekly, every other Friday.  You will also be eligible to receive a bonus of $20,000 for the first fiscal quarter that ISCO International achieves a positive cash flow, inclusive of this and any other similarly triggered bonus, if applicable, during your tenure as Chief Financial Officer.  No bonus will be earned for a partial period or otherwise without success as described.  We will also recommend to our Board of Directors that you receive a grant of 250,000 restricted shares of ISCO common stock to fully vest in two years, with 6 month partial vesting increments.  In addition, you will be eligible to receive annual grants of restricted stock and participate in the Incentive Compensation Plan (cash bonus program), under the same terms and conditions as other employees within the organization.  Your employment will continue “at will” until either you or ISCO notifies the other of termination.

Once you have worked at the Company for 120 days (four months), and in recognition of your capabilities and experience, ISCO will provide you three months of severance if you are terminated for any reason other than Good Cause, contingent upon your execution of a release and non-disparagement agreement.  You would receive your base salary during the severance period, and receive any bonus earned during your employment period as well as all vested equity awards as of your termination date.  Good Cause, as that term is generally defined, includes (1) executives refusal, failure or inability to perform his duties, (2) willful misconduct or gross negligence in the carrying out of the employee’s duties, (3) a felony conviction (or plea of nolo contendre to a like charge), or (4) the willful violation of ISCO’s code of conduct or other policies and procedures subject to the terms of those policies and procedures.

ISCO will also provide you its customary employee benefits package, which includes medical, dental, vision, life and disability plans.  These benefits are effective upon your hire date and currently are paid by the company except for the medical plan, where the employee may or may not contribute depending on the employee’s elections.  You may also participate in the 401(k) savings plan and/or Flexible Spending Account (Section 125/Cafeteria Plan) on the same terms as are provided to other ISCO employees.  You will be eligible to take 15 days of vacation per year, pro rated for the remainder of 2008.

As an ISCO employee, you will have access to information about the properties and operations of ISCO, which are confidential in nature.  Your work on behalf of ISCO may also give rise to patentable or otherwise proprietary inventions.  As you begin your employment with ISCO, you agree to execute ISCO's standard Confidentiality and Proprietary Rights Agreement.

We are excited that you are joining the ISCO team, Gary.  If you accept the terms of this offer, please sign a copy of this letter and indicate your desired start date, returning it to me and retaining the other copy for your files.

Sincerely:

/s/Gordon Reichard, Jr. May 28, 2008
Gordon Reichard, Jr., CEO

Accepted and Agreed:s/Gary Berger     Date: 05/29/2008
Start Date:   June 9, 2008